UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Schedule 13G—Information to be included in statements filed pursuant to §240.13d–1(b),

(c), and (d) and amendments thereto filed pursuant to §240.13d–2.

Under the Securities Exchange Act of 1934

(Amendment No. )

HC2 HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139 10 7

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 404139 10 7	Page 2 of 9

1.	Names of Reporting Persons. Jefferies LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,524,974
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,524,974

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,524,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4% Based on 41,818,944 shares of common stock outstanding as of October 31, 2016, as disclosed in the Issuer’s Form 10-Q filed on November 9, 2016.
12.	Type of Reporting Person: BD

CUSIP No.: 404139 10 7	Page 3 of 9

1.	Names of Reporting Persons. Jefferies Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,524,974
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,524,974

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,524,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person: HC

CUSIP No.: 404139 10 7	Page 4 of 9

1.	Names of Reporting Persons. Limestone Merger Sub, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,524,974
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,524,974

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,524,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person: HC

CUSIP No.: 404139 10 7	Page 5 of 9

1.	Names of Reporting Persons. Leucadia National Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,524,974
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,524,974

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,524,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person: HC

CUSIP No.: 404139 10 7	Page 6 of 9

Item 1

(a)	Name of Issuer

HC2 Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

450 Park Avenue, 30th Floor, New York, NY 10022

Item 2

(a)	Name of Person Filing

Jefferies LLC
Jefferies Group LLC
Limestone Merger Sub, LLC
Leucadia National Corporation

(b)	Address of Principal Business Office or, if None, Residence

520 Madison Ave.
New York, New York 10022

(c)	Citizenship

Delaware
Delaware
Delaware
New York

(d)	Title of Class of Securities

Common Stock, par value $0. 001 per share

(e)	CUSIP Number

404139 10 7

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No.: 404139 10 7	Page 7 of 9

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d- 1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

The following sets forth beneficial ownership information:

(a)	Amount beneficially owned:		3,524,974

(b)	Percent of class:		8.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or direct the vote:	3,524,974

	(iii)	Sole power to dispose or direct the disposition of:	0

	(iv)	Shared power to dispose or direct the disposition of:	3,524,974

CUSIP No.: 404139 10 7	Page 8 of 9

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No.: 404139 10 7	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	Jefferies LLC

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Managing Director and Associate General Counsel

Dated: February 13, 2017	Jefferies Group LLC

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and Assistant Secretary

Dated: February 13, 2017	Limestone Merger Sub, LLC

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Dated: February 13, 2017	Leucadia National Corporation

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and Assistant Secretary

Jefferies LLC, Jefferies Group LLC, Limestone Merger Sub, LLC and Leucadia National Corporation agreed to jointly file this amendment to Schedule 13G.